Exhibit (a)(1)(j)

For immediate release

PLETHICO PHARMACEUTICALS LIMITED COMPLETES ACQUISITION

OF NATROL, INC.

December 28, 2007—Plethico Pharmaceuticals Limited (“Plethico”) today announced that it has completed its acquisition of Natrol, Inc. (Nasdaq: NTOL). The acquisition was completed in accordance with the merger agreement announced last month among Plethico, Nutra Acquisition Company, Inc. (“MergerSub”), a wholly owned subsidiary of Plethico, and Natrol, by means of the merger of Natrol with Merger Sub following a successful tender offer for Natrol’s common shares.

Shashikant Patel, Chairman and Managing Director of Plethico, commented: “We are pleased to announce the successful completion of Plethico’s acquisition of Natrol, and we are excited with the opportunity this acquisition represents for Plethico.”

Approximately 92% of the outstanding shares of Natrol common stock were tendered and accepted for payment in MergerSub’s tender offer, which expired at 5:00 pm, New York City time, on December 27, 2007. MergerSub successfully acquired in the tender offer a number of Natrol shares sufficient to permit MergerSub to effect a short-form merger of MergerSub into Natrol under Delaware law without the vote of or any other action by the remaining Natrol stockholders. In the merger, all outstanding shares of Natrol common stock were converted into the right to receive $4.40 net per share in cash, without interest thereon and less any required withholding taxes (the same price as the offer price in MergerSub’s tender offer).

About Plethico Pharmaceuticals Limited

Plethico Pharmaceuticals Limited (BSE: 532739.BO: PLETHICO), a herbal/ nutraceutical focused Indian Company, engages in the manufacture, marketing and distribution of pharmaceutical and allied healthcare products in India and internationally. The company’s product portfolio includes: herbal health care products, such as Travisil® and Mountain Herbz® food supplements; consumer healthcare products and neutraceuticals, which include sports nutrition (Coach’s Formula®), confectionary (Byte®, Actifresh®), pharma/OTC (Effertabs®, Therasil®) and pharmaceutical formulations. The Company today operates in Commonwealth of Independent States (CIS), Africa, South East Asia, Latin America and certain gulf countries. Plethico was founded in 1991 and has its Registered office in Indore (Madhya Pradesh) and has its corporate office in Mumbai, India.

About Natrol — Nourishing the Potential of Mind and Body (SM)

Natrol, Inc. (Nasdaq: NTOL), headquartered in Chatsworth, CA, has a portfolio of health and wellness brands representing quality nutritional supplements, functional herbal teas, and sports nutrition products. Established in 1980, Natrol’s portfolio of brands includes: Natrol®, MRI, Prolab®, Laci Le Beau®, Promensil® , Trinovin®, Nu Hair® and Shen Min®. The company also manufactures supplements for its own brands and on behalf of third parties.

Natrol distributes products nationally through more than 54,000 retailers, as well as internationally in over 40 other countries through distribution partners and subsidiaries in the UK and Hong Kong. Natrol’s dedication to quality is evidenced by its commitment to high manufacturing standards, earning the company an “A” rating from the Natural Products Association’s Good Manufacturing Practices (“GMP”) Certification Program — a designation achieved by less than ten percent of U.S. nutrition companies. For more information, visit www.Natrol.com.

Forward-Looking Statements

This release contains forward-looking statements. This forward-looking information is based on Plethico’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. Plethico undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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